Exhibit 99.1 MANAGEMENT PRESENTATION December 2022 1

Disclaimer

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential," or "continue," or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding the size of our potential market, and the likelihood that our products will be accepting to our target customers, our beliefs regarding the efficiency of our business model, our continued ability to scale, our ability to leverage our scaled infrastructure into product offerings, and our path to profitability. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of the ongoing COVID-19 pandemic, including the Omicron variant or future variants and further governmental and other restrictions (including travel restrictions) resulting therefrom; and other risks and uncertainties described under the heading "Risk Factors" contained in the Registration Statement on Form F-1 that we filed on November 30, 2022 and any subsequent amendments thereto. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

This presentation includes Adjusted EBITDA, which is not prepared in accordance with the international financing reporting standards issued by the International Accounting Standards Board ("IFRS"). We believe that this non-IFRS financial measure provides useful information to investors about our business and financial performance, enhances their overall understanding of our past performance and future prospects, and allows for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting this non-IFRS financial measure to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that this non-IFRS financial measure provides an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of this non-IFRS financial measure and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance and therefore, our non-IFRS financial measure may not be directly comparable to similarly titled measures of other companies. Thus, this non-IFRS financial measure should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including Adjusted EBITDA. Adjusted EBITDA is defined Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact on P&L of leases is reflected as Depreciation on right of use assets and interest expense is recognized on lease liabilities in Finance Costs, net, not impacting EBITDA. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable IFRS financial measures.

Selina

DISCLAIMER

2

Introduction Business Model Strategic Roadmap Financial Highlights 3

Selina Jaco, Costa Rica

NEW What is Selina Map of Selina Locations Around the Globe Selina is the world's largest lifestyle and experiential hotel business built to address the desires of Millennial and Gen Z travelers 10 We enable travelers to make real and 7 meaningful connections with people, 11 11 8 places and communities by creating 19 2 4 unique destinations around the world 1 18 11 1 3 8 11 5 Our portfolio currently consists of 14 1 1 7 112 open locations and 4 1 approximately 27,500 open 2 1 2 bedspaces , across 25 countries and 4 6 continents Number of open + secured hotels in each country 1. As of September 30, 2022. Does not include any locations or bedspaces that are secured for future openings. 2.“Bedspaces” is a metric used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical beds, to give a static measure INTRODUCTION 5 of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property.

Our Product is a Complete Experience at a Democratized Price Selina Tel Aviv Beach, Israel Selina Camden, United Kingdom Selina Lisbon, Portugal Selina New York, USA We provide a fully programmed experience at a democratized price point that is more accessible to Millennials and Gen Z than traditional lodging options Traditional Alternative Accommodations / Lodging Hostels INTRODUCTION 6

Company Highlights

Lifestyle at Scale	**112 / ~27,500** Locations[1] / Bedspaces[1]	**25** Countries[1]
Secured Pipeline for Steady Growth	**~$373mm[2]** Commitments from Capital Partners to Fund ~41K Additional Bedspaces	**~90%** of Hotel Conversion Funded by Capital Partners[3]
Loved by Guests And Locals	**54 / 74%** NPS Score,[4] 74% Higher Than Peers[5]	**61%** of F&B Revenue from Local Communities[6]
Path to Profitability	**116%** 9M '22 Revenue growth over 9M '21	**($6.0m)** Adj. EBITDA in 9M '22
Long-Term Strategic Roadmap	**3** Owned, asset-lite brands to enhance experiential offering at Selina locations[8]	**~2.3m** Estimated unique guests and locals visit to Selina in '22[7]

1.Open location, bedspaces and countries as of September 30, 2022. Does not include any properties that are secured for future openings.
2. As of end of December 31, 2021. Assumes price per bed of $9,094 which implies ~41,000 new beds from the $373 million commitments from Capital Partners.
3. In each of Selina's Capital Partner contracts, Selina is only responsible for funding, at most, pre-opening costs, which are generally 10% of development costs.
4. As of September 2022 for all locations.
5.Peers include: Hilton, Hyatt, Radisson, IHG, Marriot, Airbnb, and Accor; median NPS score of 31 for peer set, data as of September 2022
6. Based on Q1 2021. Measures revenue from non-guests.
7. Company estimate.
8. Refers to Remote Year, SIMS, Mantra.

Selina
INTRODUCTION
7

Selina Lapa Rio de Janeiro, Brazil

Our journey began in a small fishing village in Central America where we brought travelers together in an environment that blended work and travel with an authentic, local experience OUR STORY 9

Selina is Positioned at the Center of a Growing Market With Niche Preferences


$802bn
2021 Global Hotel and Other Travel Accommodation Market[2]

Millennials and Gen Z spend ~$350bn per year on travel[1]



Experiences First

78%

prefer to spend on experiences over material goods[3]



Wellness

830mm

international and domestic wellness trips made by world travelers[4]

Remote Work

By 2028

73%

of all departments are expected to utilize remote workers[5]



Connections

23%

of Millennials travel specifically to meet and befriend other travelers[6]



Selina

1. Source: AARP and United Nations World Population Prospects data as of 2019. Selina estimate based on travel spend by generation and population size by generation.
2. Source: "Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030" by The Business Research Company as of January 2021.
3. Harris Interactive report based on a survey conducted online within the United States by Harris Poll on behalf of Eventbrite from June 27-July 1, 2014 among 2,083 adults ages 18 and older, among which 507 were millennials ages 18-34.
4. Global Wellness Institute 2018 reporting 2017 travel statistics. 5. Upwork's FutureWorkplace Report published on 3/5/2019.
6. The Wandering RV – Millennial Travel Stats published on 2/7/2021.

BUSINESS MODEL

10

Current Offerings Do Not Cater to the Demands of this Generation… Short-Term Rentals Global Hotel Brands Hostels Limited amenities Minimal experiential capabilities Minimal opportunity to connect with others Poor guest experience Misaligned pricing Inconsistent quality BUSINESS MODEL 11

…Which Has Created What We Believe is a Significant Market Opportunity

We believe there is a significant opportunity to convert existing, poorly appointed room supply to bespoke experience driven destinations developed specifically with the Millennial and Gen Z traveler in mind



Global Demand
$802bn[1]
Global Supply
16.9mm rooms[3]
Only **2 of the 159 brands** owned by large, global hotel companies **are developed for millennial and Gen Z travelers**[5]
Neglected demand
Supply White Space
= ~6.5mm rooms ripe for conversion
43% Travel Spend From Millennials and Gen Z[2]
<3% Rooms Designed for Millennials and Gen Z[4]
= 40% Potential Underutilized Supply

1. Global Hotel and Other Travel Accommodation Market Size per "Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030" report by The Business Research Company as of January 2021.
2. Calculated as $350bn Millennial and Gen Z travel spend divided by Global Demand spend on travel of $802bn.
3. STR Global Reports as of 2020.
4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms per STR Global Reports as of 2020.
5. Includes Moxy Hotels and Jo&Joe. Based on total hotel brands of Marriott International, Wyndham Hotels & Resorts, Choice Hotels International, Hyatt, Accor Hotels, IHG Hotels & Resorts, and Hilton. Source: STR Global Reports as of 2020.

Selina
BUSINESS MODEL
12

Selina Built an Efficient Business Model to Address this Market Opportunity

Source

Identify underperforming hotels through proprietary technology

—

80%+ of deals executed off-market and without brokers[1]

—

20%+ discount to market lease prices[2]

Convert

Local experience boards create **hyper-local concepts**

—

~140 days to convert[3]

—

Increase density of beds per location

—

Add new revenue generating products such as co-working and F&B

Activate and Operate

Plug converted destination into Selina's **hospitality technology platform**

—

Partner with local F&B providers to attract locals and experience seeking travelers

—

Activate programming and content strategy

—

43% of location revenue generated from non-room products (e.g., co-work, experiences, and F&B)[4]



1. Based on 169 deals since 2014. 80% includes deals sourced by Selina employees.
2. Market lease rates based on internal analysis done prior to Selina closing transactions on the last 27 deals from mid-2019 to April 23, 2021.
3. Average of last 20 locations opened between March 2020 – June 2021. Conversion time is the time between Selina receiving keys to begin Selina's own conversion, and opening, excluding months where development could not occur due to COVID-19 restrictions.
4. Based on Q1 and Q2 2022. Calculated as F&B and Experience revenue divided by total revenue.

Selina BUSINESS MODEL 13

Our Capabilities Have Enabled Selina to Scale Rapidly over 6 Years TODAY ~12,000 BEDSPACES 54 ~27,500 LOCATIONS 1 BEDSPACES 112 1 ~2,400 LOCATIONS 2019 BEDSPACES Does not include any locations secured for future openings 16 LOCATIONS ~250 BEDSPACES 2 2017 LOCATIONS 2014 1.Today, as of September 30, 2022. BUSINESS MODEL 14

We Have Proven the Ability to Improve Existing Supply through a Value-Add Conversion Process 1 We convert old, tired hotels into exciting, contemporary locations that generate, on average, a 2.4x increase in revenue compared to prior hotel operators Urban Remote BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 2 2 Lisbon, Puerto Viejo, 2.9x 5.9x Portugal Costa Rica BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 2 2 Rio de Janeiro, Red Frog, Brazil 3.6x Panama 7.4x 1. Calculated as total revenue uplift over previous operators based on sample of 32 hotels from Guatemala, Costa Rica, Panama, Mexico, Peru, UK, Portugal, Ecuador, Argentina, Colombia, and Israel for properties for which we are able to source pre-Selina revenue figure. Pre-Selina revenues provided by landlord, and are last full year of operations pre-Selina. Selina figures are 2019 FY (if open for less than full year then revenue is annualized) or 2021 FY for properties opened in 2020. 2. Based on 2019 Selina Unit-Level Revenue divided by pre-Selina Unit-Level Revenue. BUSINESS MODEL 15

Our Brand is Loved by Guests And Locals Alike 1 ~32% NPS Benchmarking Of Guests in YTD 54 ‘22 Are Return 2 Bookers Selina’s NPS is ~74% higher than the median of global hotel companies (31 NPS); while the Selina brand is significantly younger 37 35 34 61% 31 29 29 Of F&B Revenue from Local 3 Communities 22 62% Of Guests Say They Made a 4 Friend 1. Source: Company data and Comparably.com. NPS for September 2022. 2. Defined as customers who have checked into a Selina in the past. YTD ‘22 means as of September ‘22. BUSINESS MODEL 16 3. Based on Q1 2021. Measures revenue from non-guests. 4. Data for YTD September 2022.

Guests Are Seeking Out Our Destinations, Which Is Driving Growth in Our Direct Sales Channels Web and App % of Room Revenue 29% 25% 15% 11% 2019 2020 2021 H1 2022 Web and App share of room revenue has grown over 2x since 2019 as we continue to make major improvements to our booking experience Direct Sales % of Room Revenue 56% 52% 42% 41% 2019 2020 2021 H1 2022 Direct sales share of room revenue has grown to over 55% as OTA dependence falls 17 BUSINESS MODEL

We are Backed by Strong Real Estate Partners Select Landlord and Real Estate Partners 1 Ø $373m of allocated capital , indicating Backed by world-class landlords and real estate partners, confidence of our investors to grow the maintaining strong relationships brand globally Investor Description Ø Backed by a set of strong real estate Publicly traded in Israel; one of the largest developers and managers of real estate Hagag Group partners who have deployed capital into projects in the country and abroad buying and renovating their properties to Selina specifications One of Mexico’s most innovative real estate and financial advisory services firm Ø Through COVID, Selina did not exit any Independent Investment Manager in Brazil operating location and worked with various publicly traded real estate funds under management in the country collaboratively with our landlords and investors to maintain its operations Third largest listed real estate company in despite limited revenue Europe with over €24bn of unencumbered real estate managed within Germany, Netherlands and other parts of Europe 1.As of December 31, 2021. 18 BUSINESS MODEL

Selina Isla Mujeres, Mexico

On our way here Where We Are Today Highly differentiated, locally authentic product Lifestyle Brands Global scale (30+ countries) Large Hotel Brand Owners Selina already provides a more authentic experience than smaller boutique brands, with a clear roadmap to achieve the scale of traditional hoteliers Operational Excellence at Scale 20 STRATEGIC ROADMAP Uniqueness of Experience

We Intend to Leverage Our Scaled Infrastructure into a Creative Portfolio of Experiential Offerings Benefits to the Sales Ecosystem Experiential Capabilities • We are creating products that offer experiences at On-site • Tours, wellness, surf, ski, live music, workshops, our locations but operate in an asset-lite manner co working experiences with no long term liabilities or inventory • Extended stay programs and membership • This allows us to activate our hotels with these (including Selina CoLive product) offerings during shoulder seasons and off seasons • Many Remote Year members sleep and work in Selina locations during their programs • Ultimately, this strategy leads to increased • Production of music festivals and large scale occupancy and TrevPOBs across our portfolio events New! • Majority of SIMs events will be produced in • By expanding our experiential offerings we will also Selina venues expand the size of our community and capture a • Wellness retreat operator for B2B and B2C larger share of their wallets • Majority of Mantra retreats will be produced in New! Selina venues 21 STRATEGIC ROADMAP

Opportunity How We Will Evolve into a Community Ecosystem Global community of members Selina will leverage its strong physical and experiential layers to capture frequent and long term recurring interactions with its community of guests and locals Community Our guests want more than just rooms to stay in and demand constant content; so, we are currently expanding our experiential Constant content, programming, events, retreats, festivals, and more offerings to meet this need Experiential We have successfully delivered locally inspired hospitality offerings in sought after Global hotel network with accommodation, coworking, and F&B destinations that are loved by our guests Physical 22 STRATEGIC ROADMAP Future In Process Complete

Selina Puerto Viejo, Costa Rica

Key Financial Highlights Proven Track Record of Growth, Despite COVID Impacted Years Leading to a Diversified and Unique Portfolio of Assets With Improved Operational Performance Y-o-Y And Strong Economies of Scale Opportunities Resulting In A Clear Path to Profitability FINANCIAL HIGHLIGHTS 24

All figures are Proven Track Record of Growth unaudited 1 Countries +14% Steady pipeline of properties sourced for development 30 +32% 25 25 coupled with support from local capital partners 22 19 20 Past experience enables successively higher rate of growth 10 in new locations and additional bedspaces even during industry downturn resulting from COVID 0 FY 2020 FY 2021 9M 2021 9M 2022 1 Open Locations 1 Open Bedspaces +27% +35% 120 112 +27% +23% 27,577 30,000 100 23,408 100 88 20,402 18,411 81 20,000 80 10,000 60 40 0 FY 2020 FY 2021 9M 2021 9M 2022 FY 2020 FY 2021 9M 2021 9M 2022 1. At period end FINANCIAL HIGHLIGHTS 25

All figures are Diversified Portfolio of Assets unaudited 9M 2022 Revenues by Region 9M 2022 Revenues by Country (Top 5) USA Mexico APAC 12% 16% 2% EMEA Costa Rica Mexico Others 29% 11% 16% 38% United States 12% South Central Israel America Panama America 15% 20% 8% 21% 9M 2022 Revenues by Country Type 9M 2022 Revenues by Location Type Developed Non-Urban Emerging 43% 43% 57% Urban 57% FINANCIAL HIGHLIGHTS 26

Steady Growth in Top Line Drivers

All figures are unaudited

Occupancy Rate



50%
40%
30%
20%
10%
0%
+68%
+52%
19.6%
32.9%
30.8%
46.9%
FY 2020
FY 2021
9M 2021
9M 2022

Daily Total Revenue Per Occupied Bed (TRevPOB)[1]



$60
$40
$20
$0
+35%
+12%
$34.03
$45.86
$45.74
$51.03
FY 2020
FY 2021
9M 2021
9M 2022

Daily Total Revenue Per Occupied Bedspace (TRevPOBs)[2]



$50
$40
$30
$20
$10
$0
+18%
+2%
$29.69
$35.13
$37.49
$38.38
FY 2020
FY 2021
9M 2021
9M 2022

Total Annualized Revenue Per Bedspace[3]



$8,000
$6,000
$4,000
$2,000
$0
+99%
+56%
$2,118
$4,219
$4,199
$6,555
FY 2020
FY 2021
9M 2021
9M 2022

1. Defined as total revenue, excluding Remote Year revenue, for any given property, divided by the number of beds sold in that same period.
2. Defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period
3. Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period.

Selina
FINANCIAL HIGHLIGHTS
27

Improved Operational Performance Y-o-Y

Revenue growth continues to be driven primarily by strong increase in same store performance for 9M '22

On a same store basis[1], 9M '22 revenue increased 75% to $99.8 million for the properties operated in both periods

Adjusted EBITDA improvements continue to materialize as Selina continues to drive top line and control costs at the unit and corporate levels

Net Loss

(Includes impact of mark to market finance costs of a convertible loan instrument which converted to equity at time of Selina's public offering)



0
(50)
(100)
(150)
(200)
($m)
(139.3)
(185.7)
(159.1)
(146.5)
FY 2020
FY 2021
9M 2021
Unaudited
9M 2022
Unaudited

Total Revenues



150
125
100
75
50
25
0
($m)
+164%
+116%
35.2
92.7
61.7
133.2
FY 2020
FY 2021
9M 2021
Unaudited
9M 2022
Unaudited

Adjusted EBITDA[2]



0
(10)
(20)
(30)
(40)
(50)
($m)
(43.7)
(25.8)
(11.4)
(6.0)
FY 2020
FY 2021
9M 2021
Unaudited
9M 2022
Unaudited

1. Same store results refers to the performance of properties open on or before December 31, 2020.
2. Adjusted EBITDA is a non-IFRS measure. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact on P&L of leases is reflected as Depreciation on right of use assets and interest expense is recognized on lease liabilities in Finance Costs, net, not impacting EBITDA. See IFRS net loss reconciliation table.

Selina FINANCIAL HIGHLIGHTS 28

Opportunities to Continue Driving Economies of Scale Corporate Overhead Expenses Progress toward profitability achieved through increase in 150% scale, coupled with a focus on operational efficiency and cost controls 92.8% 100% Our Corporate Level Overhead costs continue to decrease as 50% 32.2% a % of revenue, signifying operational efficiency and greater 21.0% scale, the effects of which have led to better EBITDA margins over time 0% (4.5%) FY 2020 FY 2021 9M 2022 Unaudited (27.8%) (50%) (100%) (124.4%) (150%) Corporate Expenses as % of Revenue Adjusted EBITDA Margin FINANCIAL HIGHLIGHTS 29

IFRS Net Loss to Non-IFRS Adjusted EBITDA Reconciliation Unaudited figures 1 1. Finance costs, net includes interest expense on loans, leasing arrangements, unrealized foreign exchange losses on these liabilities, mark-to-market of financial liabilities related to the convertible instrument and, in 2021, loss on extinguishment of debt FINANCIAL HIGHLIGHTS 30